



SHARE

Aziz Ansari

Laugh Radio

Laughly is the Online App for Streaming Comedy. Edit Profile

$500	**$7,527,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

Laugh Radio is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Overview, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Laugh Radio without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Estimated Market Size For Comedy (US Only)

$5B

Audio Advertising Revenue (US Only)

$15B

- 50K+ downloads in the first month; daily retention 153% higher than industry average and 175% higher on a weekly basis
- CEO previously founded vc-backed Marketfish and NextPlanetOver.com, served as CMO at ForeSee (acquired by Answers.com) and Entellium (acquired by Intuit), and was recognized as Marketing Executive of the Year by the CMO Council.
- Established licensing agreements with major comedy content providers and record labels has created online comedy catalog with 600+ comedians available
- Advisors include the co-founder of Funny or Die (sold to MTV for $198), former General Counsel for Pandora, and Comedy Central's former executive
- Investors include Social Capital, Barbara Corcoran Venture Partners and the New York Angels (oldest angel group in the U.S.)

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $7,527,000
- Target Minimum Raise Amount: US $450,000
- Offering Type: Side by Side Offering

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
SeedInvest

Overview
Team Story
Term Sheet
Financial Discussion

About Laugh Radio

Q&A

The Mission & Vision



Our goal is to spread laughter. We are on a mission to provide a platform that offers the widest selection of comedy and to deliver that comedy in a fully customized and curated manner.

Problem

Unlike the music industry, the comedy industry has not kept pace with evolving technology with respect to content distribution. Initially, music fans bought albums and CDs. Then they downloaded music. And now they stream music. Comedy, however, is not widely available for download. Laugh.ly intends to change this.

The Solution

Laughly's solution is to create a web and mobile platform that is user-friendly, customizable and intelligently curated. Our site allows listeners to search by artist and topic. Because our site is built from the ground up based on the spoken word, we have an advantage that other music-oriented sites do not have.

Pitch Deck



Product & Service

Laughly is the world's first -- and only -- streaming audio app dedicated exclusively to stand-up comedy. Key features are the ability to customize the user's experience. We use machine learning technology to suggest recommendations based on users' listening patterns. Our users have the ability to create custom radio stations around specific artists of their choosing, to share jokes with family and friends, and to deploy profanity filtering for younger audiences. We also stream live shows and are focused on adding original content. In that vein, we are creating a portal that allows comedians to upload material directly onto our site. This will grow our content and allow listeners to discover new and developing artists.

Laughly's revenue model is based primarily on advertising as well as subscriptions. The subscription option is for users that prefer no ads, want the ability to download, access to profanity filtering and gain access to exclusive content.

Gallery



Highlights

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet ▸

Financial Discussion

✕   Q&A













Team Story

In September 2013, Dave Scott sold his startup, automated lead-generation platform Marketfish, and found himself with time to pursue one of his great passions, stand-up comedy. While his time on the NYC comedy scene only lasted a year, it sparked the idea for Laughly. Comedians, especially up and coming comedians, have a difficult time getting their material to the public and making a living. Laugh.ly was created to help distribute comedic material and put some cash in the pockets of comedians. The team came together in a serendipitous manner. The two lead developers Nikhil Karnik and EJ Emeagwali were living in the same San Francisco apartment complex as Dave and they met in the elevator. Chief Content Officer Rashidi Hendrix was the only person with licensing experience willing to tackle the experiment of signing up comedians. Michael Rome was a former Wharton MBA classmate of Dave's who had just left a job as a hedge fund portfolio manager and loved the idea of building a company that makes people laugh.

Meet the Founders

Dave Scott
FOUNDER AND CEO

Dave Scott is a San Francisco-based serial entrepreneur, technology innovator, marketing executive, radio host and author. Scott previously founded the software service Marketfish, a lead generation-platform servicing over 700 B2C brands including AT&T, Dish Network, Verizon, Disneyland and Norwegian Cruise Lines. His first startup, NextPlanetOver.com, became the e-commerce backend for LucasFilm during the release of Star Wars: The Phantom Menace and handled e-commerce merchandising for DreamWorks, Marvel Entertainment, Stan Lee Presents and other entertainment entities.

Achieving earlier success as a marketing executive, Scott led marketing strategy for Honeywell, the global services division of PeopleSoft, Inc. (acquired by Oracle), the customer experience analytics platform Answers, and mobile and social analytics platform Gigya. Longtime host of the "Marketing Superstars" radio show on KDOW-AM in San Francisco, he is also a coveted speaker at business shows, recently TechCrunch Disrupt, and author of The New Rules of Lead Generation: Proven Strategies to Maximize Marketing ROI, a comprehensive examination of using quantitative mathematics movement in marketing.

Scott has received numerous awards and honors including Chief Marketing Officer of the Year by the CMO Council, Marketing Executive of the Year at the 2015 Stevie Business Awards, and Puget Sound Business Journal's "40 Under 40." He earned dual bachelor degrees in computer science and political philosophy from The College of William and Mary, and received a MBA in marketing at the Wharton School at the University of Pennsylvania, graduating with distinction.

He is also a graduate of the Upright Citizens Brigade, People's Improv Theater, and the San Francisco Comedy College.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest
Q&A

Michael Rome
CO-FOUNDER





Michael Rome has 20 years of investing experience on Wall Street. He started his career as an equity investment analyst at one of the largest mutual fund companies in the world, Capital Research. Rome has also been a portfolio manager at several multi-billion dollar hedge funds in the NY/CT area including SAC, Diamondback, Nomura and Highline. He graduated from The Wharton School with an MBA in finance and graduated, magna cum laude, from Washington University in St. Louis with a BA in economics. His interest in music has led him to perform guitar/bass in various bands throughout NYC.



Rashidi Hendrix
CHIEF CONTENT OFFICER

Rashidi Hendrix has close to two decades of experience as an award-winning music executive, entertainment producer and technology entrepreneur. Hendrix was the founder and president of, and a producer and literary manager for, Metallic Entertainment, a full-service film and television production, music publishing, artist management and marketing firm based in New York and Los Angeles.

Prior to founding Metallic Entertainment, Hendrix honed a reputation as a television writer and producer, responsible for close to 200 hours of programming, including Netflix's "Orange is the New Black," NBC's "The Apprentice," Fox's "Kitchen Nightmares," the NAACP Image Award-winning BET talk series "The Mo'Nique Show" and "MTV Video Music Awards." Hendrix begin his career in music, joining MTV after serving as SVP and head of A&R for Reach Music Publishing.

A frequent lecturer at NYU's Clive Davis School of Recorded Music, Rashidi Hendrix received twin bachelor degrees at Florida A&M-Florida State University College of Engineering, where he majored in industrial engineering and minored in physics and mathematics.



Nikhil Karnik
TECHNICAL CO-FOUNDER

Nikhil Karnik is currently co-lead developer. Prior to joining us, he worked as a software engineer at Microsoft from 2015 to 2016. He also had prior experience at Yammer and Zillabyte from 2014 to 2015. He started his careers as software engineer for a biotech and data infrastructure startup. He received a BS in engineering from the University of Pennsylvania in 2013.



Ej Emeagwali
TECHNICAL CO-FOUNDER

EJ Emeagwali is currently the co-lead developer. Prior to joining us he worked as a product manager at Google from June 2014 to February 2016. He also spent time at Microsoft from June 2014 to August 2014. He received a BS as well as an MS degree from MIT in Computer Science in 2014 and graduated with a GPA of 4.9 out of 5.0.

Key Team Members

✕   Q&A



Kelly Anneken
HEAD OF PRODUCT. SHE SPENT 8 YEARS AS PANDORA RADIO'S ONLY COMEDY CURATOR.



Mark Seman
HEAD OF PROGRAMMING. HE SPENT 10 YEARS AT SIRIUSXM FOCUSED ON COMEDY.



Notable Advisors & Investors



Barbara Corcoran Venture Partners



New York Angels



Social Capital

Highlights

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet ▸

Financial Discussion

✕   Q&A




Wharton Angels



Accelerator Ventures



Randy Adams

Advisor, Co-Founder of Funny or Die



Arjun Arora

Advisor, Partner at 500 Startups



Highlights

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet ▸

Financial Discussion

✕   Q&A













Larry Lieberman

Advisor, Former CMO of Comedy Central

Delida Costin

Elliott Peters

Gary Greenstein

Q&A with the Founder

Q: Major business updates

Laugh Radio: ●1) Winning SxSW as best new start-up in the Entertainment and Content category. ●2) Three great hires. Former head of comedy at Pandora (Kelly Anneken), former head of comedy at SiriusXM (Mark Seman), and former General Counsel at RDIO. ●3) Reality TV show filming complete. Planet of the Apps will air this year and could be great publicity. Will be like a mix between The Voice and Shark Tank. ●4) Sponsoring the Moontower Comedy Festival in April. Moontower is the largest comedy festival in the US. Also sponsoring the World Series of Comedy and the Funniest Person in Austin competitions. ●5) Launched Live Streaming capabilities within app. Will be livestreaming the Moontower Comedy Festival, The World Series of Comedy and live shows from comedy clubs across America. 6) Signed additional licensing agreements with Sony, On Tour Records, Comedy Records, 800lb Gorilla. ●6) Have new board member Michael Palitz. Former comedy club owner and NY Angels investor. ●7) Currently developing a slate of original shows that will be exclusive to Laughly. ●8) Launched desktop version of the app to complement iPhone and Android apps.

Q: Do you only have $675K cash now? How much runway do you have with current cash?

Laugh Radio: With the current cash in hand, we can last until December with conservative spending or September with more aggressive growth. This additional cash will allow us to run well into 2018 and take our time to grow.

Q: Why did you miss your Q1 2017 projected financials significantly?

Laugh Radio: Our focus has been to build a great quality product that promotes high engagement and retention. We haven't focused as much on monetization. The ad revenue will come as soon as we get over 20M ad opportunities per month. Until then, our revenue will be under expectations. We have now created a final plan for 2017 that reflects these realities.

Q: Can you discuss the large bump up of $107K in Payroll in 12/16?

Laugh Radio: Once we closed our initial round, we began paying employees who were otherwise not being paid or being underpaid. All of our employees have worked for free during some point in the life of the company or has invested real cash in the business.

Q: On operating costs, what initiatives are you pushing out?

Laugh Radio: We've postponed aggressive acquisition marketing until we were absolutely sure we had the best possible experience for the user. Now that we do, we are launching an entirely new campaign in order to spur rapid growth.

Read more answers from the founder ↓

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Investors
Overview
Team Story
Term Sheet
Financial Discussion
Q&A

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

SHARE

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $450,000	US $450,000
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



Salaries and Compensat...
Marketing Costs
Develop Original content
Device Integration

If Maximum Amount Is Raised



Develop Original content
Device Integration
Salaries and Compensat...
Marketing Costs

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Laugh Radio's prior rounds by year.

Q&A